UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OpGen, Inc.
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

68373L307
(CUSIP Number)

Oliver Schacht, Ph.D., Max-Eyth-Str.42, 71088 Holzgerlingen, Germany, +49 (0)7031 49195-12
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68373L307	13D	Page	2	of	6	Pages
1	NAMES OF REPORTING PERSONS
Curetis N.V. in Liquidation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,028,208*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,028,208*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,028,208*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5 of this statement on Schedule 13D.

** Based on percentage as set forth in the Issuer’s Current Report on Form 8-K (No. 001-37367) filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2020.

CUSIP No.	68373L307	13D	Page	3	of	6	Pages
Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value of $0.01 per share (the “Common Stock”), of OpGen, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive office is located at 708 Quince Orchard Road, Suite 205, Gaithersburg, MD 20878, USA.

Item 2.	Identity and Background.

This Schedule 13D is filed by Curetis N.V. in Liquidation (the “Reporting Person”), a public company with limited liability (naamloze vennootschap) under the Laws of the Netherlands.

The address of principal business and principal office of the Reporting Person is:

Max-Eyth-Strasse 42,
71088 Holzgerlingen,
Germany

The principal business of the Reporting Person is to develop, manufacture and commercialize innovative solutions for molecular microbiology.

On April 2, 2020, the Reporting Person registered with the Netherlands Chamber of Commerce for dissolution of the legal entity and appointed Oliver Schacht, Johannes Bacher and Achim Plum as liquidators of the Reporting Person and Werner Helmut Schäfer, Rudy Aurel DeKeyser and Nils Clausnitzer as members of the supervisory board of the Reporting Person.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each liquidator and member of the supervisory board of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 1, 2020, the Reporting Person received Common Stock in consideration of the sale and transfer of all of its shares in Curetis GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany (“Curetis GmbH”) and certain other assets and liabilities of the Reporting Person pursuant to the implementation agreement dated as of September 4, 2019 (the “Implementation Agreement”), entered into by and among the Issuer, the Reporting Person and Crystal GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a wholly owned subsidiary of the Issuer (“Crystal GmbH”).

Item 4.	Purpose of the Transaction.

On April 1, 2020, the Issuer completed its business combination transaction with the Reporting Person pursuant to the Implementation Agreement. In connection with the transaction, Mario Crovetto, Prabhavathi Fernandes, Ph.D., William E. Rhodes, III, and Oliver Schacht, Ph.D. were appointed to the board of directors of the Issuer (the “Board”). Pursuant to the terms of the Implementation Agreement, Oliver Schacht, Ph.D. and Johannes Bacher, who were formerly employed by the Reporting Person, were respectively appointed as Chief Executive Officer and Chief Operating Officer of the Issuer.

The Reporting Person acquired the Common Stock pursuant to the Implementation Agreement.

On April 2, 2020, the Reporting Person registered with the Netherlands Chamber of Commerce for dissolution of the legal entity. The Common Stock held by the Reporting Person is expected to be transferred to the shareholders of the Reporting Person upon the dissolution of the Reporting Person, subject to the sale of a portion of such Common Stock (of up to 405,641 shares of Common Stock) as is necessary to satisfy remaining obligations and liabilities of the Reporting Person.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No.	68373L307	13D	Page	4	of	6	Pages
Item 5.	Interest in Securities of the Issuer.

(a)	– (b) As of April 2, 2020, the Reporting Person had sole voting and dispositive power over 2,028,208 shares of Common Stock, representing 13.8% of the outstanding Common Stock.
(c)
Except as otherwise disclosed in Item 3 and Item 6 of this Schedule 13D, which are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days. To the knowledge of the Reporting Person, none of the liquidators and members of the supervisory board of the Reporting Person listed in Annex A to this Schedule 13D effected any transactions in the Common Stock during the past sixty days.

(d)
Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Implementation Agreement

As described in Item 3 above, the Reporting Person entered into the Implementation Agreement with the Issuer and Crystal GmbH. Pursuant to the Implementation Agreement, the Issuer, through Crystal GmbH, acquired all outstanding shares and related business assets of Curetis GmbH. As consideration, the Issuer agreed to transfer and deliver 2,662,564 shares of Common Stock, less the number of shares of Common Stock to be reserved by the Issuer in connection with its assumption of the Reporting Person’s stock option plan, as amended on July 19, 2018 (the “Curetis Stock Option Plan 2016”), and the Reporting Person’s obligations under the agreement for the issuance of and subscription to notes convertible into shares and share subscription warrants, dated as of October 2, 2018 (the “Original Agreement”), by and between the Reporting Person and YA II PN, Ltd., a limited liability company incorporated under the laws of the Cayman Islands (“YA II PN, Ltd”). On April 1, 2020, the business combination under the Implementation Agreement was completed and the Reporting Person received 2,028,208 shares of Common Stock.

Amended and Restated Stock Option Plan

In connection with the Implementation Agreement described in Item 3 above, the Issuer assumed the Curetis Stock Option Plan 2016 pursuant to the amended and restated stock option plan, as assumed and adopted on April 1, 2020 (the “Amended and Restated Stock Option Plan”). The maximum shares of Common Stock that can be granted under the Amended and Restated Stock Option Plan are 134,356 shares.

Assignment Agreement

In connection with the Implementation Agreement described in Item 3 above, the Reporting Person entered into the assignment of the agreement for the issuance of and subscription to notes convertible into shares, dated as of February 24, 2020, with the Issuer and YA II PN, Ltd (the “Assignment Agreement”). Under the Assignment Agreement, the Issuer assumed and agreed to pay, perform and discharge all outstanding obligations of the Reporting Person under the Original Agreement. Pursuant to the terms of the Assignment Agreement, 500,000 shares of Common Stock were set aside and reserved for conversion of the notes provided by the Original Agreement into Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1
Implementation Agreement, dated as of September 4, 2019, by and among Curetis N.V., as Seller, and Crystal GmbH, as Purchaser and OpGen, Inc. (Incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 4, 2019)

2
Assignment of the Agreement for the Issuance of and Subscription to Notes Convertible into Shares, dated February 24, 2020, among OpGen, Inc., YA II PN, LTD, and Curetis N.V. (Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2020)

3	Amended and Restated Stock Option Plan, dated as of April 1, 2020 (Incorporated herein by reference to Exhibit 10.1 of Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2020)

CUSIP No.	68373L307	13D	Page	5	of	6	Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020

CURETIS N.V. IN LIQUIDATION

By:	/s/ Oliver Schacht
Name: Oliver Schacht
Title: Liquidator

By:	/s/ Johannes Bacher
Name: Johannes Bacher
Title: Liquidator

By:	/s/ Achim Plum
Name: Achim Plum
Title: Liquidator

ANNEX A

The following sets forth the name, principal occupation and citizenship of each liquidator and member of the supervisory board of Curetis N.V. in Liquidation.

LIQUIDATORS OF CURETIS N.V. IN LIQUIDATION

Name	Business Address	Citizenship
Oliver Schacht	(1)	German
Johannes Bacher	(1)	German
Achim Plum	(1)	German

MEMBERS OF THE SUPERVISORY BOARD OF CURETIS N.V. IN LIQUIDATION

Name	Business Address	Citizenship
Werner Helmut Schäfer	(1)	German
Rudy Aurel DeKeyser	(1)	Belgian
Nils Clausnitzer	(1)	German

(1)	Max-Eyth-Strasse 42, 71088 Holzgerlingen, Germany

6